Helius Medical Technologies, Inc.

642 Newtown Yardley Road, Suite 100

Newtown, PA 1894

March 26, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attention: Margaret Sawicki

Re:        Helius Medical Technologies, Inc.

Registration Statement on Form S-3 Filed January 31, 2025

File No. 333-284633

Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Helius Medical Technologies, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-284633) (as amended, the “Registration Statement”) be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 4:30 p.m. Eastern Time on March 27, 2025 or as soon as practicable thereafter, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Commission. The Company hereby authorizes each of Emily J. Johns and Garrett Packer of Honigman LLP, counsel to the Company, to make such request on its behalf.

Please confirm the effectiveness of the Registration Statement with Emily J. Johns of Honigman LLP by telephone at (616) 649-1908 or Garrett Packer of Honigman LLP by telephone at (313) 465-8090 and that such effectiveness also be confirmed in writing.

[Signature page follows]

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Sincerely,

Helius Medical Technologies, Inc.

/s/ Jeffrey S. Mathiesen
Jeffrey S. Mathiesen
Chief Financial Officer, Treasurer and Secretary

cc:           Emily J. Johns, Honigman LLP

Garrett Packer, Honigman LLP